Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – April to June 2021

Mumbai, July 2, 2021: Reproduced below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which is self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for April - June 2021

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR - JUN 2020	APR - JUN 2021	APR - JUN 2020	APR - JUN 2021	APR - JUN 2020	APR - JUN 2021
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	4792	37274	10094	33083	0	105
UVC	NEXON	2832	21846	3663	21410	0	130
UV2	SAFARI, HARRIER, SUMO	439	10555	814	9893	0	18
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	0	777	0	575	0	0
V2	MAGIC, MAGIC IRIS	0	40	0	0	15	92
N1- A1	ACE, ACE EX, ACE Zip	3540	17742	3968	13830	107	952
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	2024	10693	1936	8856	300	1722
M2- A1	Buses Fully Built, Buses Chassis	99	698	91	999	18	5
M2- A2	Buses Fully Built, Buses Chassis	1	493	0	40	0	0
N2- A1	Tippers, Haulage	359	735	237	756	34	231
N2- A2	Tippers, Haulage	490	1735	296	1176	92	282
N2- A3	Tippers, Haulage	819	1716	98	243	74	281
N2- A4	Tippers, Haulage	123	1934	30	1369	25	362
M3-A1	Buses Fully Built, Buses Chassis	159	105	0	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	0	111	0	33	41	23
M3-B1	Buses Fully Built, Buses Chassis	0	1	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	68	570	166	158	69	106
M3-C1	Buses Fully Built, Buses Chassis	0	5	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	136	688	36	128	150	228
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	0	0	0	98	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	0	0	32	153	0	0
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	472	4217	241	391	11	54
N3- A2	Tippers, Haulage	0	0	331	1827	127	1168
N3- A3	Tippers, Haulage	0	0	477	2846	0	0
N3- B1(a)	Tippers, Haulage	588	3397	0	19	105	757
N3- B1(b)	Tippers, Haulage	1403	9447	677	2691	19	299
N3- B1(c)	Tippers, Haulage	0	0	212	1398	0	28
N3- B1(d)	Tippers, Haulage	0	0	195	948	0	0

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR - JUN 2020	APR - JUN 2021	APR - JUN 2020	APR - JUN 2021	APR - JUN 2020	APR - JUN 2021
N3- B1(e)	Tippers, Haulage	0	0	54	2804	5	9
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	0	0	50	290	0	0
N3- B2(c)	Tractors with suitable Trailers	62	284	25	306	6	146
N3- B2(d)	Tractors with suitable Trailers	172	2032	122	1466	4	0

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.